Free Writing Prospectus, dated June 9, 2023

Filed pursuant to Rule 433 under the Securities Act of 1933

Relating to the Preliminary Prospectus, dated June 5, 2023

Registration Statement Nos. 333-270078 and 333-270078-01

Atmos Energy Kansas Securitization I, LLC

(Issuing Entity)

PRICING TERM SHEET

$95,000,000 Series 2023-A Senior Secured Securitized Utility Tariff Bonds

Issuing entity:	Atmos Energy Kansas Securitization I, LLC (the “Issuing Entity”)

Sponsor, depositor and initial servicer:	Atmos Energy Corporation (“Atmos Energy”)

Trustee:	U.S. Bank Trust Company, National Association

Sole Bookrunner:	J.P. Morgan Securities LLC

Expected Ratings (Moody’s/Fitch):	Aaa (sf)/ AAAsf(1)

Closing Date / Settlement Date

June 20, 2023 (T+6)

We expect to deliver the securitized utility tariff bonds against payment for the securitized utility tariff bonds on or about the date specified in the last paragraph of the cover page of the final prospectus, which will be the sixth business day following the date of pricing of the securitized utility tariff bonds. Since trades in the secondary market generally settle in two business days, purchasers who wish to trade securitized utility tariff bonds on the date of pricing or the succeeding three business days will be required, by virtue of the fact that the securitized utility tariff bonds initially will settle in T + 6, to specify alternative settlement arrangements to prevent a failed settlement.

Payment dates(2):	March 1 and September 1, commencing March 1, 2024

Applicable Time:	2:32 P.M. (Eastern time) on June 9, 2023

Proceeds:	The total initial price to the public is $94,983,337. The total amount of the underwriting discount and commission is $500,000. The total amount of proceeds to the Issuing Entity before deduction of expenses (estimated to be $4.45 million) is $94,483,337.

Initial securitized utility tariff charge as a percentage of average residential customer’s total gas bill:	Atmos Energy estimates that on an annualized basis the initial securitized utility tariff charges would represent approximately 7% of the total bill received by an average residential customer based on rates as of March 31, 2023

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2)	In any case where the date on which payment is due shall not be a Business Day, then payment may be made on the next Business Day.

Tranche	Expected weighted average life (years)	Principal amount offered	Scheduled final payment date	Final maturity date	Interest rate	Initial price to public	Underwriting discounts and commissions	Proceeds to issuing entity (before expenses)	CUSIP	ISIN
A	5.47	$95,000,000	03/01/2033	03/01/2035	5.155%	99.98246%	$500,000	$94,483,337	04956GAA8	US04956GAA85

EXPECTED SINKING FUND SCHEDULE

Date	Tranche A
3/1/2024	$5,972,602.10
9/1/2024	$3,949,385.98
3/1/2025	$4,051,181.40
9/1/2025	$4,155,600.60
3/1/2026	$4,262,711.21
9/1/2026	$4,372,582.59
3/1/2027	$4,485,285.91
9/1/2027	$4,600,894.15
3/1/2028	$4,719,482.19
9/1/2028	$4,841,126.85
3/1/2029	$4,965,906.90
9/1/2029	$5,093,903.14
3/1/2030	$5,225,198.50
9/1/2030	$5,359,877.99
3/1/2031	$5,498,028.84
9/1/2031	$5,639,740.54
3/1/2032	$5,785,104.85
9/1/2032	$5,934,215.93
3/1/2033	$6,087,170.33
Total Payments	$95,000,000.00

EXPECTED AMORTIZATION SCHEDULE

EXPECTED OUTSTANDING PRINCIPAL BALANCE

Payment Date	Tranche A Amount
Initial Principal Amount	$95,000,000.00
3/1/2024	$89,027,397.90
9/1/2024	$85,078,011.92
3/1/2025	$81,026,830.52
9/1/2025	$76,871,229.92
3/1/2026	$72,608,518.71
9/1/2026	$68,235,936.12
3/1/2027	$63,750,650.21
9/1/2027	$59,149,756.06
3/1/2028	$54,430,273.87
9/1/2028	$49,589,147.02
3/1/2029	$44,623,240.12
9/1/2029	$39,529,336.98
3/1/2030	$34,304,138.48
9/1/2030	$28,944,260.49
3/1/2031	$23,446,231.65
9/1/2031	$17,806,491.11
3/1/2032	$12,021,386.26
9/1/2032	$6,087,170.33
3/1/2033	$0.00

WEIGHTED AVERAGE LIFE SENSITIVITY

		-5% (11.89 Standard Deviations from Mean)		-15% (40.14 Standard Deviations from Mean)
Tranche	Expected Weighted Average Life (Years)	WAL (yrs)	Change (days)	WAL (yrs)	Change (days)
A	5.47	5.47	0.00	5.48	2.38

For the purposes of preparing the chart above, the following assumptions, among others, have been made: (i) the forecast error is constant over the life of the securitized utility tariff bonds and is equal to an overestimate of retail customer counts of 5% (11.89 standard deviations from the mean) or 15% (40.14 standard deviations from the mean) as stated in the chart above, (ii) the servicer makes timely and accurate filings to true-up the securitized utility tariff charges semi-annually, (iii) retail customers remit all securitized utility tariff charges 30 days after such charges are billed, (iv) the securitized utility tariff bonds are issued on June 20, 2023, (v) there is no acceleration of the final maturity date of the securitized utility tariff bonds, and (vi) operating expenses are equal to projections. There can be no assurance that the weighted average lives of the securitized utility tariff bonds will be as shown above.

The Underwriter’s Sales Price for the Securitized Utility Tariff Bonds

The securitized utility tariff bonds sold by the underwriter to the public will be initially offered at the prices to the public set forth in the prospectus. The underwriter proposes initially to offer the securitized utility tariff bonds to dealers at such prices, less a selling concession not to exceed the percentage listed below. The underwriter may allow, and dealers may reallow, a discount not to exceed the percentage listed below.

	Selling Concession	Reallowance Discount
Tranche A	0.24%	0.12%

After the initial public offering, the public offering prices, selling concessions and reallowance discounts may change.

Atmos Energy Corporation (“Atmos Energy”), and the Issuing Entity have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Atmos Energy and the Issuing Entity have filed with the SEC for more complete information about the Issuing Entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Atmos Energy, the Issuing Entity, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Atmos Energy collect at 1-972-934-9227 or J.P. Morgan Securities LLC toll-free at 1-800-408-1016.

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